UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

ANMORE INC.

(Name of Issuer)

C0MMON STOCK

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 24, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		CASAU Group, Inc.

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	100,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	100,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	100,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Anmore Inc.
34A 2755 Lougheed Hwy
Pt. Coquitlam, BC V3B 5Y9

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	CASAU Group, Inc.

(b)	Residence or business address:	4770 Biscayne Blvd Suite 1470 Miami, FLorida 33137

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	CASAU Group, Inc. is the principal shareholders of the company;

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	CASAU Group, Inc. and its affiliates have not been convicted in a criminal proceeding within the last 5 years;

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	CASAU Group, Inc. has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

(f)	Citizenship.	CASAU Group, Inc. is a US corporation.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, CASAU Group, Inc., acquired the 100,000 shares of Issuer and paid a total of sum of $24,000.00 from his personal funds.

ITEM 4.      PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is a sale by the shareholder of shares of the Issuer. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

CASAU Group, Inc. acquired 100,000 of the issued and outstanding common shares of the Issuer. After CASAU's acquisition, such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Agreement between Reporting Person and Anmore, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2003

Date

/s/  Giorgio Saumat

Signature

CASAU Group, Inc.

Name and Title